UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

SINO-AMERICAN DEVELOPMENT CORPORATION
(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

0-26760 (Commission File Number)	20-5065416 (IRS Employer Identification No.)
10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024 (Address of Principal Executive Offices and zip code)

(310) 208-1182
(Registrant’s telephone
number, including area code)

(Former name or former address, if changed since last report)
 ,
October 8, 2007

SINO-AMERICAN DEVELOPMENT CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to Sino-American Development Corporation, a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being delivered on or about October 9, 2007 to the holders of record of our common shares as of September 28, 2007. On September 27, 2007, we entered into an agreement and plan of reorganization (the “Agreement”) with Sino-American Holdings, Inc., a Nevada corporation and our wholly-owned subsidiary (“Sino-American Holdings”) to effectuate a spin-off of our real estate business to Sino-American Holdings. We closed the spin-off transaction pursuant to the Agreement on September 28, 2007.

The Agreement contemplated that, immediately upon the closing of the spin-off transaction, and compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), a new director would be appointed to our board of directors which, when appointed, will constitute the sole member of our board of directors. The new director is Mr. Silas Phillips, who will not be appointed until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SPIN-OFF TRANSACTION

Under the terms of the Agreement, on September 28, 2007, we transferred 100% of the capital stock of Town House Land Limited, a Hong Kong corporation (“Town House”) which holds all of the assets and liabilities of our entire business, including real estate development operations and real estate holdings in the United States and China, to Sino-American Holdings. After giving effect to the spin-off, Sino-American Holdings, a privately held Nevada corporation, acquired and now holds all of the assets and has assumed all of the liabilities of our real estate development business and properties, and we have become a public reporting company with no assets or liabilities.

The Agreement and the transactions contemplated by it were unanimously approved by the boards of directors of Sino-American Holdings and Sino-American Development Corporation, respectively, on September 25, 2007.

Background

In December 2006, we entered into a Stock Purchase Agreement with twenty-two accredited investors (collectively, the “Stockholders”) pursuant to which we issued 12,505,000 shares of our common stock, par value $0.001, in the aggregate to the Stockholders. The Stockholders concurrently entered into a separate Stock Purchase Agreement with four of our stockholders (collectively, the “Principals”), pursuant to which the Stockholders acquired all 25,005,042 of the shares of our common stock held by the Principals.  Immediately prior to the sale and transfer of their stock to the stockholders, the Principals held eighty-eight percent (88%) of our issued and outstanding stock.

The Principals and the Stockholders agreed under the Stock Purchase Agreement that our business would be spun off, such that the Stockholders would acquire control over our company without any assets.  Specifically, under the Stock Purchase Agreement, the parties agreed that immediately after the closing of any transaction (such as a reverse takeover transaction) whereby we acquire control and ownership of another company, we would at such time distribute and spin off all of the shares of Town House to our stockholders, excluding the Stockholders.   The parties further agreed that in preparation for such reorganization, all of our assets and liabilities would be transferred to Town House, pursuant to an Assignment and Assumption Agreement.

On January 11, 2007, we conducted a 17-to-1 reverse stock split of all of its shares of common stock.  As a result, the Stockholders thereafter held an aggregate of 2,206,494 shares of our common stock, representing approximately 91.74% of the issued and outstanding common stock.

The Assignment and Assumption Agreement was executed by the parties in December 2006, and our assets and liabilities were transferred to Town House. However, since the Stockholders took over majority control of us in December 2006, we have not been able to identify a company suitable for acquisition. Accordingly, in September 2007, the parties to the Stock Purchase Agreement agreed to effectuate a spin-off without conducting a simultaneous merger with another operating company, and that the parties would do so under an agreement and plan of reorganization (i.e., the Agreement).  Pursuant to the Agreement, and we proceeded to form Sino-American Holdings as a wholly-owned subsidiary for purposes of conducting the spin-off.  Prior to the spin-off, Sino-American Holdings had a total of 2,408,000 shares of common stock issued and outstanding, all of which was held by us as its parent company.  Also prior to the spin-off, we had the exact same number of shares of common stock issued and outstanding, 2,408,000.

The Agreement

Pursuant to the Agreement:

•	All of the shares of common stock of Town House held by us have been transferred to Sino-American Holdings, which is now the successor-in-interest of all of our asset, liabilities and business;

•	For each one (1) share of our common stock held, its holder shall be entitled to receive one (1) share of Sino-American Holdings in the spin-off;

•	After the spin-off, we no longer hold any shares of Sino-American Holdings;

•
At the closing of the spin-off, the Stockholders shall immediately (i) transfer 1,470,906 shares of Sino-American Holdings common stock received by them in the spin-off to the Principals, and (ii) transfer 735,588 shares of Sino-American Holdings common stock received by them in the spin-off to Sino-American Holdings for cancellation, and the Stockholders shall not retain any shares of Sino-American Holdings common stock; and

•	After the spin-off, the holders of our common stock (excepting the Stockholders) and the Principals shall collectively own 100% of the issued and outstanding shares of Sino-American Holdings.

Additionally, under the Agreement, the Principals and Sino-American Holdings agreed to indemnify and hold us and the Stockholders harmless from any losses stemming from any breach of representations and warranties, failure to perform obligations, and tax and other liabilities incurred by us as a public reporting company during the period between the December 2006 stock purchase transaction with the Stockholders, and the effective date of the spin-off. The Principals also agreed to fully cooperate with us and furnish all information necessary in connection with our periodic reporting obligations for all periods between the December 2006 stock purchase transaction and the closing of the spin-off. In addition, the Agreement included representation and warranties made by the Principals and Sino-American Holdings substantially equivalent to those made by the Principals in the stock acquisition in December 2006.

Effect of the Spin-off

As a result of the distribution of Sino-American Holdings common stock, our record stockholders (excepting the Stockholders) will hold shares in both the Registrant and Sino-American Holdings as described in (A) and (B) below:

The closing of the spin-off transaction occurred on September 28, 2007.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On September 28, 2007, there were 2,408,000 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially both prior to and after closing of the spin-off transaction as of September 28, 2007 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then current directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Erick E. Richardson 10900 Wilshire Boulevard, Suite 500 Los Angeles, CA 90024	1,223,473 (2)	55.45%
Nimish Patel 10900 Wilshire Boulevard, Suite 500 Los Angeles, CA 90024	165,211 (2)	7.49%
Mark Abdou 10900 Wilshire Boulevard, Suite 500 Los Angeles, CA 90024	146,854 (2)	6.66%
Silas Phillips 10900 Wilshire Boulevard, Suite 500 Los Angeles, CA 90024	0	0%
Fang Zhong 1427 West Valley Boulevard, Suite 101 Alhambra, CA 91803	0 (2)	0%
Fang Wei Feng 1427 West Valley Boulevard, Suite 101 Alhambra, CA 91803	0 (2)	0%
Fang Wei Jun 1427 West Valley Boulevard, Suite 101 Alhambra, CA 91803	0 (2)	0%
Hu Min 1427 West Valley Boulevard, Suite 101 Alhambra, CA 91803	0 (2)	0%
All Officers and Directors as a Group (5 persons)	0	0%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)
Pursuant to the terms of the December 2006 stock purchase agreement, twenty-two accredited investors, including Erick E. Richardson, Nimish Patel and Mark Abdou, acquired all of our common stock held by Fang Zhong, Fang Wei Feng, Fang Wei Jung and Hu Min, and we additionally issued 12,505,000 shares of our common stock to these investors.

Change in Majority of Directors

There will be a change in the majority of our directors pursuant to the Agreement. After compliance with applicable corporate and securities laws, our board of directors will be comprised of Mr. Silas Phillips as the sole director.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the spin-off pursuant to the Agreement, the parties agreed that all of the directors and officers prior to the spin-off would resign, and Mr. Silas Phillips would be appointed the sole director and officer following the spin-off. Mr. Phillips, however, will not take office as the sole director (and the change in the majority of directors will not take effect) until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our directors and executive officers immediately prior to the spin-off.

Name	Position Held	Age	Date First Appointed
Fang Zhong	Director, Acting Principal Executive Officer and Principal Accounting Officer	44	November 26, 2005
Fang Wei Jun	Director	42	November 26, 2005
Fang Wei Feng	Director	40	November 26, 2005
Hu Min	Director	27	November 26, 2005
Silas Phillips	President, Treasurer and Secretary	35	December 11, 2006

Pursuant to the Agreement, Mr. Fang Zhong resigned from his positions as Acting Principal Executive Officer and Principal Accounting Officer at the closing of the spin-off on September 28, 2007, and Mr. Silas Phillips was appointed to those offices in place of Mr. Fang Zhong.  From and after the spin-off on September 28, 2007, Mr. Phillips became our sole executive officer.  In addition, after ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder, Mr. Phillips will become our sole director.

Business Experience

The following is a brief account of the education and business experience of our directors and executive officer immediately prior to and after the spin-off, indicating their principal occupation during the period, and the name and principal business of the organization by which they were employed during the past five years.

Fang Zhong, Director

Mr. Fang Zhong is a director, and was the Acting Principal Executive Officer and Principal Accounting Officer until immediately prior to the spin-off. From 1995 to the present, he has been the Chief Executive Officer and a director of Wuhan Town House Real Estate Development Company Limited ("Wuhan Town House"), which is the principal operating subsidiary of Town House Land Limited, a wholly owned subsidiary of the Company. Mr. Fang Zhong received a Bachelor of Science degree in industrial and domestic architecture from the Wuhan Institute of Urban Construction. He also participated in the MBA program at Northern Jiaotong University.

Fang Wei Jun, Director

Mr. Fang Weijun became our director on November 26, 2005. He has been employed as the Manager of the Engineering Department of Wuhan Town House Land Limited since 2000. He has been an employee of Wuhan Town House for over ten (10) years. He became the General Manager of Operations of Wuhan Town House in 2003. He attended Zhengzhou College and graduated in 1985.

Fang Wei Feng, Director

Mr. Fang Weifeng became our director on November 26, 2005. He has been employed as the Manager of the Materials Department and Construction Operations of Wuhan Town House, responsible for construction material purchases and distribution, since 1996. He became a director and Vice President-Construction Operations of Wuhan Town House in 2003.

Hu Min, Director

Ms. Hu Min became our director on November 26, 2005 and is our former Secretary.  She has been employed as the Human Resources Manager of Wuhan Town House since 2000, and is a graduate of Wuhan University in 2001.

Silas Phillips, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary

Mr. Silas Phillips first became our President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary on December 11, 2006. He subsequently resigned as our Chief Executive Officer and Chief Financial Officer on September 7, 2007, and has now been reappointed to these positions in connection with the spin-off transaction. Upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, Mr. Phillips will take office as our sole director. Mr. Phillips is also currently the President and Chief Executive Officer of Internet Media Group, Inc., a company he formed and has owned since March 1999. Internet Media Group, Inc. provides E-Commerce, Business Development and Project Management consulting services, and develops outsourcing relationships with outbound telemarketing organizations. Mr. Phillips’ business experience includes the creation and development of fully automated and robust backend lead generation systems comprised of Client, Vendor and Reporting modules. Mr. Phillips has also served as a management consultant to companies in his field of expertise.

FAMILY RELATIONSHIPS

Mr. Fang Zhong, Mr. Fang Wei Jun and Mr. Fang Wiefeng are brothers.  Mr. Fang Zhong and Ms. Hu Min are husband and wife.  None of them has family relationships with Mr. Silas Phillips.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or the proposed director, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

BOARD AND COMMITTEE MEETINGS

The board of directors of our company held no formal meetings during the most recently completed fiscal year. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Other than the transactions under the Agreement as more fully described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2007, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-KSB filed on September 11, 2007, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

Particulars of compensation paid to:

1.	our principal executive officer;
2.
each of our two most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

3.
up to two additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year;

who we will collectively refer to as the “named executive officers,” for the most recently completed financial year and after the closing of the share exchange transaction, are set out in the following compensation tables:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Silas Phillips (1) President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Proposed Director	2006	$0	$0	$0	$0	$0	$0	$0	$0
Fang Zhong (2) Former President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, Treasurer and Current Director	2006	$264,000	$0	$0	$0	$0	$0	$0	$264,000

(1) Mr. Silas Phillips became our Chief Executive Officer and Chief Financial Officer on September 28, 2007 in connection with the Agreement.

(2) Mr. Fang Zhong resigned as our Acting Principal Executive Officer and Principal Accounting Officer on September 28, 2007 in connection with the Agreement.

Outstanding Equity Awards at Fiscal Year-End

At December 31, 2006 and on the effective date of the spin-off on September 28, 2007, we had no options or equity awards outstanding.

 Compensation of Directors

We paid no compensation to our directors for any services provided as a director during the year ended December 31, 2006. We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors may, in the future, receive stock options to purchase shares of common stock as awarded by our board of directors.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINO-AMERICAN DEVELOPMENT CORP. (Registrant)

By:	/s/ Silas Phillips
Silas Phillips
President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors

Dated: October 8, 2007